March 23, 2010

United States Securities & Exchange Commission

ATTN:  Briccio Barrientos

Senior Accountant, Branch 17

Washington, DC  20549

RE:

Clarity Fund, Inc.

File Nos. 811-22372 and 333-163877

Pre-effective Amendment No. 1

Dear Mr. Barrientos:

Accompanying this letter and filed concurrently herewith is Pre-Effective Amendment No. 1 to the Clarity Fund, Inc. Form N1-A Registration Statement.  This letter is in response to your comment letter dated January 20, 2010.  Responses to your comments follow the numbering of your letter.  This letter responds to your comment No. 1.

2.

We have revised the Registration Statement specifically Part A to conform to the sequential disclosure requirements of items 2 – 8.  We have also eliminated throughout extraneous disclosures.

3.

We have not yet been assigned a ticker symbol for the Fund but will include it on the front cover of the Prospectus when and if we receive one.

4.

We have moved the back cover page to the end of the Prospectus and have revised the disclosures to conform to the requirements of Item 1(b)3.

5.

The section has been moved.

6.

The heading of the section has been renamed Fees and Expenses of the Fund.  We have further clarified that Shareholders Fees is a subheading of the section and have made a similar change with respect to annual fund operating expenses.

7.

We have made the revision suggested.

8.

Footnotes from the table have been entirely deleted except with respect to the footnote regarding “Other Expenses”.  As a new Fund, we are directed to include in a footnote to the table that other expenses are based on estimated amounts pursuant to Instruction 6 for Item 3.

9.

We have added portfolio turnover disclosure.

10.

We have made the requested deletions and moved the sections as suggested.

11.

We have revised the narrative regarding principal investment strategies to make it a summary of the information provided in response to Item 4(a) and Item 9(b).  We have included disclosure that we will engage in short-sales and invest in other investment companies including exchange traded funds.  We hereby confirm that the fee table will include as other expenses any short interest or acquired fund fees and expenses generated as a result of engaging in transactions in these investments pursuant to these policies.  It is unclear at this time the extent to which the Fund will invest in other investment companies and therefore no attempt has been made in the fee and expense table at the present time to disclose an estimate of these costs.

12.

We have provided a similar summary of the Funds Principal Risks as requested.

13.

We have revised and expanded the discussion of interest rate risk to clarify the inverse relation between interest rate and debt prices.

14.

It is the Adviser’s intent to invest in leveraged exchange traded funds and as a result, risk disclosure has been expanded to address that additional risk to the Fund.

15.

We have deleted disclosure regarding government sponsored enterprises insofar as it is not the intent of the Adviser at this time to invest in such securities.  As a result, the disclosure has been revised to delete reference to such investments.  We have further reviewed our disclosures in the Statement of Additional Information to conform to the specific principle investment strategies and principle risks that we have disclosed in the Prospectus.

16.

We have revised the heading as requested and we have deleted the more detailed information about purchase and sale of Fund shares.

17.

We have revised the heading as requested and have included only the information required by Item 7.

18.

We have revised the discussion regarding management to include only the information expressly required by Item 5 and we moved the disclosure immediately after the Principal Risks section.

19.

We have revised the disclosure regarding the portfolio managers to include specific reference to their experience for the last five years.

20.

We have revised the heading of this section as requested, however we have not revised the presentation as we believe that the presentation conforms to the requirements of the Nicholas Applegate No-action letter.  The performance provided relates solely to one account of the Adviser which is the only account managed by the Adviser in a manner substantially similar to the way the Fund will be managed.  Indeed, the assets of this account will be transferred to the Registrant by its Adviser as part of the Registrant’s initial capitalization.

21.

The 12b-1 Plan provides for fees up to _______________ percent of the Funds average net assets.  We have added disclosure that the fees paid out of Funds assets on an ongoing basis will increase the cost of the investment.  The Board of Directors at the present time does not believe that the 12b-1 Plan will be initially required to facilitate the distribution of the Funds shares.  However, the Board of Directors also recognizes that in the current competitive landscape of mutual funds, it may need to activate it in order to encourage and facilitate wider distribution of the Fund shares.  No specific date has been identified, however it is likely that if new Fund assets do not grow within the first couple of years of operations, the Board will revisit the issue and made a determination as to whether to activate the plan at that time.

22.

The Board has authorized the payment of $500 per meeting to each director.  We anticipate after commencement of operations at least quarterly meetings.  Consequently, we have estimated annual directors compensation to be $2,000 each for a total of $8,000 per year and have provided this disclosure by footnote.

23.

The Registration Statement was signed and executed and in fact, Powers of Attorney were executed by each of the directors.  We have included copies of the Powers of Attorney as exhibits with this filing.  We apologize for their omission in the initial filing.

General Comments

We acknowledge that if you’ve made a comment in one location that the comment is applicable to similar disclosure elsewhere in the Registration Statement and we have attempted to revise our Registration Statement accordingly.  We acknowledge that portions of the filing are not yet complete and we understand that you may have additional comments as those portions are completed.

3.

We do not intend to omit certain information in reliance on Rule 430A

4.

We are not aware that we need to submit any exemptive applications or No-action requests in connection with this Registration Statement and therefore do not intend to submit any such applications or requests at the present time.

6.

We do not intend to request acceleration with the filing of this Pre-Effective Amendment.  After we receive the additional comments to this filing, we intend to prepare Pre-Effective Amendment No. 2 and prior to its filing, we will complete the capitalization of the Fund, its initial audit and complete the other requirements to put us in a position to request acceleration of effectiveness.

We look forward to your additional comments in this process.

Yours very truly,

JOHN C. MILES

For the Firm

Enc.

cc:

Brad Peyton

Mary Pitcher